UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 52644/October 20, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11979

	ORDER MAKING FINDINGS AND
In the Matter of	: REVOKING REGISTRATION BY DEFAULT
	: AS TO AMERICAN MACHINE, INC.,
AMERICAN MACHINE, INC., <u>et al.</u>	: PACIFIC VISION GROUP, INC., AND
	: VINEX WINES, INC.

SUMMARY

This Order revokes the registration of the common stock of American Machine, Inc.("American Machine"), Pacific Vision Group, Inc. ("Pacific Vision"), and Vinex Wines, Inc. ("Vinex") (collectively, "Respondents"). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission ("Commission").

I. BACKGROUND

The Commission initiated this proceeding on July 13, 2005, with an Order Instituting Proceedings ("OIP"), pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The OIP alleges that common stock of each Respondent is registered with the Commission under Section 12(g) of the Exchange Act, and that each has failed to file any required annual and quarterly reports with the Commission for two or more years.[1] Respondents, which are Nevada corporations, were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and Nev. Rev. Stat. § 78.090.[2] To date, no Respondent has filed an Answer to the OIP.[3] The Division of

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[1] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

[2] American Machine was served with the OIP on August 23, 2005, Pacific Vision, on August 22, 2005, and Vinex, on September 22, 2005. Their Answers were due within ten days of service, that is, by September 2, September 1, and October 3, 2005, respectively. See 17 C.F.R. § 201.220(b); OIP at 6.

[3] On July 27, 2005, the Commission received a document, filed by an attorney, titled "Dan Hodges's Answer to Order Instituting Proceedings" that disavows any responsibility, authority, or control by Hodges over any of the twenty respondents in this proceeding at the time of the

Enforcement ("Division") filed a Motion for Default Judgment ("Motion") as to Respondents on October 5, 2005. No Respondent filed an opposition to the Motion. Thus, Respondents have failed to answer, to respond to a dispositive motion within the time provided, or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 7.

II. FINDINGS OF FACT

American Machine is a Nevada shell corporation. Its common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since February 11, 2000. American Machine failed to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB for any fiscal period subsequent to its February 18, 2003, filings of Form 10-QSB for the quarter ended September 30, 2002, and Form 10-KSB for the year ended December 31, 2002. That Form 10-KSB, which is publicly available on the Commission's EDGAR database, reported that American Machine had no assets and $2,264 in liabilities. There is no active public market for its stock.

Pacific Vision is a Nevada shell corporation. Its common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since September 26, 2000. It has not filed any periodic reports since then. Currently, its shares are quoted on the Pink Sheets under ticker symbol "PVGI."[4]

Vinex is a Nevada shell corporation. Its common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since January 26, 2000. It has not filed any periodic reports since its Form 10-QSB for the quarter ended September 30, 2000, filed on December 7, 2000. That Form 10-QSB, which is publicly available on the Commission's EDGAR database, reported that Vinex had no assets and $250 in liabilities. There is no active public market for its stock.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

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alleged violations. The filing does not purport to be on behalf of, and the attorney has not entered an appearance for, any of the twenty respondents. See 17 C.F.R. § 201.102(d). Thus, it is not an Answer to the OIP on behalf of American Machine, Pacific Vision, or Vinex. American Machine's latest filing, its Form 10-KSB for the year ended December 31, 2002, filed February 18, 2003, identifies Hodges as its sole officer and director. Pacific Vision's filings do not mention Hodges in any capacity. Vinex's September 7, 2000, Form 8-K reported that, effective with a June 2000, reverse merger and installation of new management, Hodges, who had been sole officer and director, had resigned.

[4] Pacific Vision has had an annual high of eight cents and an annual low of 1.5 cents. http://www.pinksheets.com/quote/quote.jsp?symbol=PVGI (last visited October 19, 2005).

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Tech., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Tech., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the common stock of AMERICAN MACHINE, INC., IS REVOKED;

the REGISTRATION of the common stock of PACIFIC VISION GROUP, INC., IS REVOKED; and

the REGISTRATION of the common stock of VINEX WINES, INC., IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge